

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

May 17, 2010

<u>**Via U.S. Mail and Fax**</u>

Joseph Duryea, President
SupportSave Solutions, Inc.
1451 Danville Boulevard
Suite 201
Alamo, CA 94501

> **RE:** **SupportSave Solutions, Inc.**
> **Item 4.02 of the Form 8-K/A**
> **Filed May 13, 2010**
> **File No. 333-143901**

Dear Mr. Duryea:

We have completed our review of the above filing and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director